SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Sentry Technology Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    81731K101
                                  (CUSIP Number)

                                 Robert D. Furst
                      c/o Alternative Strategy Advisers LLC
                         601 Carlson Parkway, Suite 610
                           Deephaven, Minnesota 55391
                                 (952) 847-2453
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities  only).

         ROBERT  D.  FURST
         I.R.S.  Identification  No.:  000000000
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      2.  Check the Appropriate Box if a Member of a Group (See Instructions)[x]
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      3.  SEC  Use  Only
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      4.  Source  of  Funds  (See  Instructions):  PF  &  OO
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      5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d)  or  2(e)  [  ]
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      6.  Citizenship  or  Place  of  Organization:  United  States
--------------------------------------------------------------------------------

NUMBER  OF        (7)  SOLE  VOTING  POWER            15,938,142

SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED  VOTING  POWER

OWNED  BY
                  --------------------------------------------------------------
EACH              (9)  SOLE  DISPOSITIVE  POWER        15,938,142

REPORTING
                  --------------------------------------------------------------

PERSON  WITH       (10)  SHARED  DISPOSITIVE  POWER

                  --------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,938,142 (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11) 18.6% (See Item 5 below)

14.  Type  of  Reporting  Person  (See  Instructions)  IN

ITEM  1.  SECURITY  AND  ISSUER

This Schedule 13D relates to the shares of Common Stock of Sentry Technology Corporation, a Delaware corporation ("Issuer"). The principal executive office and mailing address of Issuer is 1881 Lakeland Avenue, Ronkonkoma, New York 11779

ITEM  2.  IDENTITY  AND  BACKGROUND

(a)  This  Schedule  13D  is  being  filed  by:

     (i) Robert D. Furst, is a director of the Issuer, with respect to the 15,938,142 shares of Stock directly owned by him.

The foregoing person is hereinafter sometimes referred to as the "Reporting Person". All disclosures herein with respect to any Reporting Person is made only by such Reporting Person.

(b) Business address: c/o Alternative Strategy Advisers LLC; 601 Carlson Parkway, Suite 610, Deephaven, Minnesota 55391.

(c) Principal Occupation: Mr. Furst is a director of the Issuer and also serves as Managing Principal of Alternative Strategy Advisers LLC; 601 Carlson Parkway, Suite 610, Deephaven, Minnesota 55391.


(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

The source of the funds and Other Consideration for the purchase of the securities was as follows:

(i) 12,500,000 shares were acquired as part of a Share Purchase Agreement between Mr. Furst, Saburah Investments, Inc ("Saburah") and Dialoc ID Holdings B.V. ("Dialoc")dated April 19, 2004. The purchase price paid by Mr. Furst to Dialoc for the common shares was $800,000.

(ii) 1,754,386 shares were acquired as part of a Repayment Agreement between Mr. Furst, Saburah and Dialoc dated April 19, 2004 in exchange for $100,000 of debt owed by Dialoc to Mr. Furst.

ITEM  4.  PURPOSE  OF  TRANSACTION

The purpose of the acquisition of the Common Stock by the Reporting Persons was for investment. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

On April 19, 2004 Mr. Furst acquired 14,554,386 shares of the Issuer's common stock . The consideration paid for the Shares is as follows:

(i) 12,500,000 shares were acquired as part of a Share Purchase Agreement between Mr. Furst, Saburah Investments, Inc ("Saburah"). and Dialoc ID Holdings B.V. ("Dialoc")dated April 19, 2004. The purchase price paid by Mr. Furst to Dialoc for the common shares was $800,000.

(ii) 1,754,386 shares were acquired as part of a Repayment Agreement between Mr. Furst, Saburah and Dialoc. dated April 19, 2004 in exchange for $100,000 of debt owed by Dialoc to Mr. Furst.

Prior to these transactions, Mr. Furst owned 1.6 percent of the outstanding common stock of the Issuer. As a result of the above transactions, Mr. Furst increased his ownership of the Issuer's common stock to a total of 18.6 percent of the outstanding common stock of the Issuer.

In addition to the shares of the Issuer being received in these transactions, Mr. Furst received 300,000 warrant as part of the consideration for a bridge loan to the Company in the amount of $100,000 dated January 22, 2004. The consideration paid for the warrants received pursuant to the Repayment Agreement includes (i) the satisfaction of all debt owed by Dialoc to Mr. Furst and (ii) the release of all claims held by Mr. Furst against Dialoc. Shares subject to this warrant will be issued from shares currently owned by Saburah. Mr. Furst also owns an additional 2,500,000 warrants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Item 5, the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS


None


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  APRIL  30,2004




    /s/ Robert D. Furst
-----------------------------------
    Robert  D.  Furst